No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2026

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated interim financial statements ended September 30, 2026 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 12, 2026

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

September 30, 2026

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the six months ended September 30, 2026 increased by 13.2%, to ¥12,037.6 billion from the same period last year, due mainly to increased sales revenue in all business operations as well as positive foreign currency translation effects. Operating profit increased by 48.1%, to ¥648.7 billion from the same period last year, due mainly to increased profit attributable to sales impacts, decreased expenses as well as positive foreign currency effects, which was partially offset by the impact of EV (electric vehicle)-related losses. Profit before income taxes increased by 40.5%, to ¥740.8 billion from the same period last year. Profit for the period attributable to owners of the parent increased by 65.7%, to ¥516.7 billion from the same period last year.

Business Segments

Motorcycle Business

For the six months ended September 30, 2025 and 2026

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2025	Six months ended Sep. 30, 2026	Change	%	Six months ended Sep. 30, 2025	Six months ended Sep. 30, 2026	Change	%
Motorcycle Business	10,763	11,900	1,137	10.6	7,108	7,762	654	9.2
Japan	112	76	(36)	(32.1)	112	76	(36)	(32.1)
North America	273	290	17	6.2	273	290	17	6.2
Europe	225	215	(10)	(4.4)	225	215	(10)	(4.4)
Asia	9,068	10,107	1,039	11.5	5,413	5,969	556	10.3
Other Regions	1,085	1,212	127	11.7	1,085	1,212	127	11.7

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 18.3%, to ¥2,272.5 billion from the same period last year, due mainly to increased consolidated unit sales as well as positive foreign currency translation effects. Operating profit increased by 19.2%, to ¥439.0 billion from the same period last year, due mainly to increased profit attributable to sales impacts as well as positive foreign currency effects.

Automobile Business

For the six months ended September 30, 2025 and 2026

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2025	Six months ended Sep. 30, 2026	Change	%	Six months ended Sep. 30, 2025	Six months ended Sep. 30, 2026	Change	%
Automobile Business	1,680	1,569	(111)	(6.6)	1,362	1,404	42	3.1
Japan	280	278	(2)	(0.7)	238	237	(1)	(0.4)
North America	856	897	41	4.8	856	897	41	4.8
Europe	43	40	(3)	(7.0)	43	40	(3)	(7.0)
Asia	424	273	(151)	(35.6)	148	149	1	0.7
Other Regions	77	81	4	5.2	77	81	4	5.2

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans and others by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 9.9%, to ¥7,541.8 billion from the same period last year, due mainly to increased consolidated unit sales as well as positive foreign currency translation effects. Operating loss was ¥5.7 billion, an improvement of ¥67.2 billion from the same period last year, due mainly to increased profit attributable to sales impacts, tariff impacts as well as positive foreign currency effects, which was partially offset by the impact of EV-related losses.

Financial Services Business

Sales revenue from external customers increased by 21.0%, to ¥2,028.7 billion from the same period last year, due mainly to increased revenues on disposition of lease vehicles as well as positive foreign currency translation effects. Operating profit increased by 47.3%, to ¥210.9 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue.

Power Products and Other Businesses

For the six months ended September 30, 2025 and 2026

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Six months ended Sep. 30, 2025	Six months ended Sep. 30, 2026	Change	%
Power Products Business	1,699	1,632	(67)	(3.9)
Japan	152	162	10	6.6
North America	473	424	(49)	(10.4)
Europe	312	272	(40)	(12.8)
Asia	600	612	12	2.0
Other Regions	162	162	0	0.0

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power products business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers increased by 10.8%, to ¥194.5 billion from the same period last year, due mainly to positive foreign currency translation effects. Operating profit was ¥4.4 billion, an increase of ¥4.7 billion from the same period last year, due mainly to decreased expenses as well as positive foreign currency effects. In addition, operating loss of aircraft and aircraft engines included in Power products and other businesses was ¥17.6 billion, an increase of ¥0.8 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on September 30, 2026 increased by ¥385.3 billion from March 31, 2026, to ¥5,503.8 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥632.8 billion of cash inflows. Cash inflows from operating activities increased by ¥266.9 billion from the same period last year, due mainly to increased collections of receivables from customers and decreased payments for purchase of equipment on operating leases, which was partially offset by increased payments for parts and raw materials.

Net cash used in investing activities amounted to ¥659.6 billion of cash outflows. Cash outflows from investing activities increased by ¥302.9 billion from the same period last year, due mainly to increased payments for additions to property, plant and equipment.

Net cash provided by financing activities amounted to ¥464.5 billion of cash inflows. Cash inflows from financing activities increased by ¥365.0 billion from the same period last year, due mainly to decreased purchases of treasury stock, which was partially offset by increased repayments of financing liabilities.

Property, Plant and Equipment

For the six months ended September 30, 2026, the Company’s consolidated subsidiary, Honda Development and Manufacturing of America, LLC, purchased buildings, resulting in a significant change in the status of the subsidiary’s facilities. Details as of September 30, 2026 are as follows.

Company	Location	Segment	Content of facilities	Carrying amount Yen (millions)
Honda Development and Manufacturing of America, LLC	Marysville, Ohio, U.S.A.	Automobile business	Manufacturing, research and development facilities	¥903,382

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2026 and September 30, 2026

		Yen (millions)
Assets	Note	March 31, 2026	September 30, 2026
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥5,066,828	¥5,503,834
Trade receivables		1,270,476	1,130,093
Receivables from financial services		3,057,235	3,052,669
Other financial assets		296,974	190,324
Inventories		2,531,166	2,550,277
Other current assets		852,073	816,107

Total current assets		13,074,752	13,243,304

Non-current assets:
Investments accounted for using the equity method		1,128,118	1,204,935
Receivables from financial services		6,836,261	6,786,549
Other financial assets		1,211,519	946,250
Equipment on operating leases	5	6,433,793	6,499,899
Property, plant and equipment	6	3,196,382	3,744,102
Intangible assets		784,760	762,307
Deferred tax assets		301,011	266,996
Other non-current assets		542,689	514,080

Total non-current assets		20,434,533	20,725,118

Total assets		¥33,509,285	¥33,968,422

		Yen (millions)
Liabilities and Equity	Note	March 31, 2026	September 30, 2026
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,781,598	¥1,831,166
Financing liabilities		5,004,712	4,951,646
Accrued expenses		996,653	838,491
Other financial liabilities		264,598	282,134
Income taxes payable		109,036	155,934
Provisions	7	948,252	944,218
Other current liabilities		1,099,631	1,005,635

Total current liabilities		10,204,480	10,009,224

Non-current liabilities:
Financing liabilities		8,475,151	8,956,593
Other financial liabilities		316,498	514,921
Retirement benefit liabilities		309,885	309,163
Provisions	7	735,224	656,066
Deferred tax liabilities		677,391	625,188
Other non-current liabilities		642,584	605,625

Total non-current liabilities		11,156,733	11,667,556

Total liabilities		21,361,213	21,676,780

Equity:
Common stock		86,067	86,067
Capital surplus		204,894	207,622
Treasury stock		(896,927)	(896,312)
Retained earnings		9,375,989	9,868,741
Other components of equity		3,047,489	2,770,632

Equity attributable to owners of the parent		11,817,512	12,036,750
Non-controlling interests		330,560	254,892

Total equity		12,148,072	12,291,642

Total liabilities and equity		¥33,509,285	¥33,968,422

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the six months ended September 30, 2025 and 2026

		Yen (millions)
	Note	September 30, 2025	September 30, 2026
		unaudited	unaudited
Sales revenue	8	¥10,632,680	¥12,037,658

Operating costs and expenses:
Cost of sales		(8,483,760)	(9,817,353)
Selling, general and administrative		(1,126,526)	(1,076,005)
Research and development		(584,250)	(495,563)

Total operating costs and expenses		(10,194,536)	(11,388,921)

Operating profit		438,144	648,737

Share of profit (loss) of investments accounted for using the equity method		10,895	85,294

Finance income and finance costs:
Interest income		81,756	97,493
Interest expense		(29,348)	(42,273)
Other, net		25,972	(48,400)

Total finance income and finance costs		78,380	6,820

Profit before income taxes		527,419	740,851

Income tax expense		(178,763)	(180,660)

Profit for the period		¥348,656	¥560,191

Profit for the period attributable to:
Owners of the parent		311,829	516,761
Non-controlling interests		36,827	43,430

		Yen
		September 30, 2025	September 30, 2026
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥76.30	¥132.75

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2025 and 2026

		Yen (millions)
	Note	September 30, 2025	September 30, 2026
		unaudited	unaudited
Profit for the period		¥348,656	¥560,191

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		(16,640)	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		109,162	(11,820)
Share of other comprehensive income of investments accounted for using the equity method		435	1,248
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		139	(820)
Exchange differences on translating foreign operations		66,225	(152,123)
Cash flow hedges		4,102	(11,510)
Share of other comprehensive income of investments accounted for using the equity method		(23,373)	(2,459)

Total other comprehensive income, net of tax		140,050	(177,484)

Comprehensive income for the period		¥488,706	¥382,707

Comprehensive income for the period attributable to:
Owners of the parent		448,940	351,825
Non-controlling interests		39,766	30,882

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2025 and 2026

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2025 (unaudited)		¥86,067	¥205,299	¥(1,272,845)	¥11,122,187	¥2,185,821	¥12,326,529	¥301,293	¥12,627,822

Comprehensive income for the period
Profit for the period					311,829		311,829	36,827	348,656
Other comprehensive income, net of tax						137,111	137,111	2,939	140,050

Total comprehensive income for the period					311,829	137,111	448,940	39,766	488,706
Reclassification to retained earnings					(14,546)	14,546	—		—
Transactions with owners and other
Dividends paid	12				(147,960)		(147,960)	(59,439)	(207,399)
Purchases of treasury stock				(670,931)			(670,931)		(670,931)
Disposal of treasury stock				750			750		750
Share-based payment transactions			(248)				(248)		(248)

Total transactions with owners and other			(248)	(670,181)	(147,960)		(818,389)	(59,439)	(877,828)

Other changes					683		683		683

Balance as of September 30, 2025 (unaudited)		¥86,067	¥205,051	¥(1,943,026)	¥11,272,193	¥2,337,478	¥11,957,763	¥281,620	¥12,239,383

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2026 (unaudited)		¥86,067	¥204,894	¥(896,927)	¥9,375,989	¥3,047,489	¥11,817,512	¥330,560	¥12,148,072

Comprehensive income for the period
Profit for the period					516,761		516,761	43,430	560,191
Other comprehensive income, net of tax						(164,936)	(164,936)	(12,548)	(177,484)

Total comprehensive income for the period					516,761	(164,936)	351,825	30,882	382,707
Reclassification to retained earnings					112,421	(112,421)	—		—
Transactions with owners and other
Dividends paid	12				(136,430)		(136,430)	(71,155)	(207,585)
Purchases of treasury stock				(0)			(0)		(0)
Disposal of treasury stock				615			615		615
Share-based payment transactions			(231)				(231)		(231)
Equity transactions and others			2,959			500	3,459	(3,459)	—

Total transactions with owners and other			2,728	615	(136,430)	500	(132,587)	(74,614)	(207,201)

Other changes								(31,936)	(31,936)

Balance as of September 30, 2026 (unaudited)		¥86,067	¥207,622	¥(896,312)	¥9,868,741	¥2,770,632	¥12,036,750	¥254,892	¥12,291,642

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2025 and 2026

		Yen (millions)
	Note	September 30, 2025	September 30, 2026
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥527,419	¥740,851
Depreciation, amortization and impairment losses excluding equipment on operating leases		479,023	304,855
Share of (profit) loss of investments accounted for using the equity method		(10,895)	(85,294)
Finance income and finance costs, net		12,776	(107,002)
Interest income and interest costs from financial services, net		(92,639)	(107,457)
Changes in assets and liabilities
Trade receivables		162,755	142,680
Inventories		23,078	(60,204)
Trade payables		(95,022)	(80,348)
Accrued expenses		(96,178)	(139,706)
Provisions and retirement benefit liabilities		52,003	307,956
Receivables from financial services		(184,470)	(112,775)
Equipment on operating leases		(280,600)	(161,466)
Other assets and liabilities		(191,431)	(44,096)
Other, net		54,342	(20,593)
Dividends received		59,858	65,357
Interest received		374,017	439,900
Interest paid		(227,939)	(288,676)
Income taxes paid, net of refunds		(200,236)	(161,127)

Net cash provided by operating activities		365,861	632,855

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(233,686)	(825,072)
Payments for additions to and internally developed intangible assets		(130,948)	(100,608)
Proceeds from sales of property, plant and equipment and intangible assets		12,277	70,153
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of		—	(36,872)
Payments for acquisitions of investments accounted for using the equity method		(45,825)	(13,434)
Proceeds from sales of investments accounted for using the equity method		13,034	1,007
Payments for acquisitions of other financial assets		(116,397)	(100,424)
Proceeds from sales and redemptions of other financial assets		144,821	345,598

Net cash used in investing activities		(356,724)	(659,652)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		4,060,685	4,687,087
Repayments of short-term financing liabilities		(4,537,483)	(4,369,361)
Proceeds from long-term financing liabilities		2,858,963	2,313,160
Repayments of long-term financing liabilities		(1,372,396)	(1,935,540)
Dividends paid to owners of the parent		(147,960)	(136,430)
Dividends paid to non-controlling interests		(52,092)	(55,901)
Purchases and sales of treasury stock, net		(670,181)	(0)
Repayments of lease liabilities		(40,118)	(38,510)

Net cash provided by financing activities		99,418	464,505

Effect of exchange rate changes on cash and cash equivalents		40,544	(52,351)

Net change in cash and cash equivalents		149,099	385,357

Cash and cash equivalents at beginning of year		4,528,795	5,118,477

Cash and cash equivalents at end of period		¥4,677,894	¥5,503,834

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, China, India, Indonesia, Malaysia, Thailand, Vietnam and Brazil.

(2) Basis of Preparation

(a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2026, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

(b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

(c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2026.

(3) Summary of Material Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2026.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment Information

Segment information as of and for the six months ended September 30, 2025 and 2026 is as follows:

As of and for the six months ended September 30, 2025

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated

Sales revenue:
External customers	¥1,920,724	¥6,859,418	¥1,676,971	¥175,567	¥10,632,680	¥—	¥10,632,680
Intersegment	—	140,874	1,846	17,591	160,311	(160,311)	—

Total	1,920,724	7,000,292	1,678,817	193,158	10,792,991	(160,311)	10,632,680

Segment profit (loss)	¥368,277	¥(73,060)	¥143,224	¥(297)	¥438,144	¥—	¥438,144

Segment assets	¥2,321,404	¥11,813,252	¥16,191,676	¥534,452	¥30,860,784	¥630,435	¥31,491,219
Depreciation and amortization	35,040	310,129	455,735	7,889	808,793	—	808,793
Capital expenditures	43,140	263,569	1,376,166	7,401	1,690,276	—	1,690,276

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the six months ended September 30, 2026

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,272,519	¥7,541,807	¥2,028,742	¥194,590	¥12,037,658	¥—	¥12,037,658
Intersegment	—	141,064	1,737	14,540	157,341	(157,341)	—

Total	2,272,519	7,682,871	2,030,479	209,130	12,194,999	(157,341)	12,037,658

Segment profit (loss)	¥439,057	¥(5,785)	¥210,997	¥4,468	¥648,737	¥—	¥648,737

Segment assets	¥2,562,044	¥12,611,953	¥17,289,552	¥594,157	¥33,057,706	¥910,716	¥33,968,422
Depreciation and amortization	40,097	282,303	520,080	7,374	849,854	—	849,854
Capital expenditures	85,719	820,589	1,556,226	7,986	2,470,520	—	2,470,520

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit (loss) of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2025 and 2026 amounted to ¥919,514 million and ¥1,362,736 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

  Impact on Automobile business due to changes in the EV market environment

Given the changes in the EV market environment, during the year ended March 31, 2026, the Company revised its product launch plans and reassessed its automobile electrification strategy and made decisions, including the cancellation of development and market launch of certain EV models. As a result, for the year ended March 31, 2026, the Company and its certain consolidated subsidiaries recognized losses and expenses including impairment losses and losses on disposal of the related non-financial assets, impairment losses on investments accounted for using the equity method, and provisions for EV-related losses. In the EV-related losses, as a result of the revision of the product launch plans described above, the Company and its certain consolidated subsidiaries recognized losses and expenses of ¥139,888 million in cost of sales, ¥8,130 million in selling, general and administrative expenses, and ¥89,245 million in research and development expenses in the condensed consolidated statements of income for the six months ended September 30, 2025.

In connection with these EV-related losses, for the six months ended September 30, 2026, the Company and its certain consolidated subsidiaries recognized losses and expenses of ¥479,244 million in cost of sales, and ¥5,621 million in research and development expenses, and gains of ¥49,722 million in share of profit (loss) of investments accounted for using the equity method in the condensed consolidated statements of income. These gains, losses and expenses are included in Automobile business. The major components of these gains, losses and expenses are as follows.

Share of profit (loss) of investments accounted for using the equity method

Share of profit (loss) of investments accounted for using the equity method includes a net gain of ¥41,789 million recognized by an affiliate of the Company, consisting of compensation from a certain consolidated subsidiary of the Company, partially offset by the associated EV-related losses.

Provisions for EV-related losses

Provisions for EV-related losses include provisions recognized due to changes in the EV market environment and the reassessment of the automobile electrification strategy. Additional provisions recognized mainly include ¥508,692 million losses or expenses arising from compensation to suppliers in connection with the procurement of parts of EV models, based on discussions with the suppliers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(5) Equipment on Operating Leases

The additions to equipment on operating leases for the six months ended September 30, 2025 and 2026 are ¥1,374,944 million and ¥1,553,629 million, respectively.

The sales or disposals of equipment on operating leases for the six months ended September 30, 2025 and 2026 are ¥654,816 million and ¥857,450 million, respectively.

(6) Property, Plant and Equipment

The additions to property, plant and equipment for the six months ended September 30, 2025 and 2026 are ¥238,421 million and ¥852,139 million, respectively.

The sales or disposals of property, plant and equipment for the six months ended September 30, 2025 and 2026 are ¥13,801 million and ¥21,009 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(7) Provisions

The components of and changes in provisions for the six months ended September 30, 2026 are as follows:

	Yen (millions)
	Product warranties*1	EV-related losses*2	Other	Total
Balance as of April 1, 2026	¥867,168	¥647,497	¥168,811	¥1,683,476

Additional provisions	¥148,165	¥508,692	¥53,529	¥710,386
Write-offs	(184,129)	(547,963)	(20,848)	(752,940)
Reversal	(6,149)	(20,411)	(632)	(27,192)
Other	(7,049)	(5,121)	(1,276)	(13,446)

Balance as of September 30, 2026	¥818,006	¥582,694	¥199,584	¥1,600,284

Current liabilities and non-current liabilities of provisions as of March 31, 2026 and September 30, 2026 are as follows:

	Yen (millions)
	As of March 31, 2026	As of September 30, 2026
Current liabilities	¥948,252	¥944,218
Non-current liabilities	735,224	656,066

Total	¥1,683,476	¥1,600,284

Explanatory note:

*1

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls.

(i) Honda recognizes general estimated warranty costs at the time products are sold to customers and estimates based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims.

(ii) Honda recognizes specific estimated warranty program costs as follows.

Honda accrues the provisions comprehensively for specific warranty programs of automobile products manufactured at our major production bases at the time of vehicle sales.

The estimated specific warranty costs are measured by the number of units sold over the past fiscal years and specific warranty cost per unit expected to be incurred (specific warranty cost per unit) after vehicle sales over their product life based on our historical experience. Expected specific warranty cost per unit is calculated based on the actual warranty costs incurred over specific range of past periods such as the average useful product life. This estimate is inherently uncertain as it is based on our historical experience as described above. Consequently, the actual specific warranty cost per unit may differ from the expected cost per unit and result in adjustments to the provisions in future reporting periods. The difference from estimated specific warranty cost per unit can be primarily driven by actual repair costs such as parts and labor.

In addition to the provisions comprehensively accrued, estimates of certain warranty program costs are individually made when it is deemed appropriate by considering its nature and magnitude of each program. Honda recognizes those provisions when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provisions are estimated based on the expected level of future warranty costs, including the expected number of units to be affected and the estimated repair cost per unit for warranty claims.

Honda also accrues the provisions individually for specific warranty programs of our products manufactured at our production bases other than major automobile production bases.

Provisions for (i) and (ii) product warranties are utilized for expenditures based on the demand from customers and dealers. A portion of the product warranties is expected to be reimbursed by agreement with suppliers. The amount of expected reimbursement is ¥79,632 million as of September 30, 2026.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

*2	Provisions for EV-related losses mainly consist of the following:

(i) Provisions for the onerous contract under an alliance agreement

Provisions for the onerous contract as of April 1, 2026 and September 30, 2026, are ¥86,302 million and ¥26,277 million, respectively.

Honda has a long-term supply agreement for EV models jointly developed with an alliance partner. Provisions are recognized and measured as onerous contracts when the unavoidable costs of meeting the obligations under a contract exceed the economic benefits expected to be received under it. Outflows of resources embodying economic benefits related to these onerous contracts are expected to occur within one year from September 30, 2026.

(ii) Provisions for losses or expenses arising from contracts entered into with other parties in relation to EV models

The amounts of these provisions as of April 1, 2026 and September 30, 2026, are ¥561,195 million and ¥556,417 million, respectively.

Honda has entered into various agreements with alliance partners and other suppliers, including contracts for joint development of EV models, procurement of parts, and the supply of EV models. Certain of these contracts contain clauses that require compensation to be paid in the event that minimum purchase quantities are not met, or purchase orders are canceled. In connection with these agreements, following the decisions made during the year ended March 31, 2026 to cancel the development and market launch of EV models planned for production in North America, as well as to discontinue production or reduce production volumes of EV models jointly developed under a certain alliance agreement, Honda had initiated discussions with certain alliance partners regarding compensation by March 31, 2026. During the six months ended September 30, 2026, the Company and its consolidated subsidiaries initiated an assessment to identify the impact of such decisions on the relevant suppliers, and continue to engage in discussions with them. Provisions are recognized for losses or expenses related to additional payments to suppliers arising from these agreements when it is probable that an outflow of resources embodying economic benefits will be required and when the amount can be reliably estimated. For the six months ended September 30, 2026, Honda recognized additional provisions of ¥508,692 million. These provisions are measured taking into account the status of negotiations, and the timing of outflows of resources embodying economic benefits and the amount of the provisions are subject to change depending on the progress of discussions with other parties and changes in circumstances.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Sales Revenue

As stated in Note 4, Honda discloses segment information in four categories.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with each segment for the six months ended September 30, 2025 and 2026 are as follows:

For the six months ended September 30, 2025

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥57,750	¥834,505	¥92,736	¥48,325	¥1,033,316
North America	182,232	4,729,963	589,558	56,058	5,557,811
Europe	207,158	224,033	—	32,335	463,526
Asia	1,062,127	792,651	24	26,713	1,881,515
Other Regions	409,779	268,217	—	12,132	690,128

Total	¥1,919,046	¥6,849,369	¥682,318	¥175,563	¥9,626,296

Revenue arising from the other sources*	1,678	10,049	994,653	4	1,006,384

Total	¥1,920,724	¥6,859,418	¥1,676,971	¥175,567	¥10,632,680

For the six months ended September 30, 2026

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥50,802	¥878,486	¥96,555	¥47,349	¥1,073,192
North America	194,155	5,366,482	807,885	60,546	6,429,068
Europe	216,116	222,496	—	32,818	471,430
Asia	1,257,062	751,763	7	38,993	2,047,825
Other Regions	553,776	312,772	—	14,868	881,416

Total	¥2,271,911	¥7,531,999	¥904,447	¥194,574	¥10,902,931

Revenue arising from the other sources*	608	9,808	1,124,295	16	1,134,727

Total	¥2,272,519	¥7,541,807	¥2,028,742	¥194,590	¥12,037,658

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using a discounted cash flow method, a comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Cash flow forecasts and discount rate for the discounted cash flow model and price book-value ratio (PBR) of a comparable company for the comparable company valuation method are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as Cash flow forecasts increase (decrease), discount rate declines (rises) and PBR of a comparable company rises (declines). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as interest rates and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2026 and September 30, 2026 consist of the following:

	Yen (millions)
As of March 31, 2026	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥133,616	¥—	¥133,616
Interest rate instruments	—	36,465	—	36,465
Other	—	209	11,954	12,163

Total	—	170,290	11,954	182,244

Debt securities	32,936	90,102	4,796	127,834
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	31,920	—	31,920
Equity securities	564,285	—	69,590	633,875
Derivatives to which hedge accounting is applied	—	64,541	—	64,541

Total	¥597,221	¥356,853	¥86,340	¥1,040,414

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥51,870	¥—	¥51,870
Interest rate instruments	—	70,607	—	70,607
Other	—	—	—	—

Total	—	122,477	—	122,477

Total	¥—	¥122,477	¥—	¥122,477

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2026.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

	Yen (millions)
As of September 30, 2026	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥88,208	¥—	¥88,208
Interest rate instruments	—	95,067	—	95,067
Other	—	—	11,009	11,009

Total	—	183,275	11,009	194,284

Debt securities	45,118	89,300	4,721	139,139
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	29,116	—	29,116
Equity securities	361,311	—	65,158	426,469
Derivatives to which hedge accounting is applied	—	54,536	—	54,536

Total	¥406,429	¥356,227	¥80,888	¥843,544

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥63,841	¥—	¥63,841
Interest rate instruments	—	128,880	—	128,880
Other	—	3,888	—	3,888

Total	—	196,609	—	196,609

Derivatives to which hedge accounting is applied	—	30,465	—	30,465

Total	¥—	¥227,074	¥—	¥227,074

There were no transfers between Level 1 and Level 2 for the six months ended September 30, 2026.

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the six months ended September 30, 2026.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2026 and September 30, 2026 are as follows:

	Yen (millions)
	As of March 31, 2026		As of September 30, 2026
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥9,893,496	¥9,819,841	¥9,839,218	¥9,694,717
Debt securities	41,564	41,564	33,795	33,795
Financing liabilities	13,479,863	13,407,833	13,908,239	13,698,486

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arises, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

(11) Earnings Per Share

Earnings per share attributable to owners of the parent for the six months ended September 30, 2025 and 2026 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the six months ended September 30, 2025 and 2026.

	2025	2026
Profit for the period attributable to owners of the parent (millions of yen)	¥311,829	¥516,761
Weighted average number of common shares outstanding, basic (shares)	4,087,037,741	3,892,829,649
Basic earnings per share attributable to owners of the parent (yen)	¥76.30	¥132.75

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(12) Dividend

(a) Dividend payout

For the six months ended September 30, 2025

Resolution	The Board of Directors Meeting on May 13, 2025
Type of shares	Common shares
Total amount of dividends (millions of yen)	147,960
Dividend per share (yen)	34.00
Record date	March 31, 2025
Effective date	June 5, 2025

For the six months ended September 30, 2026

Resolution	The Board of Directors Meeting on May 14, 2026
Type of shares	Common shares
Total amount of dividends (millions of yen)	136,430
Dividend per share (yen)	35.00
Record date	March 31, 2026
Effective date	June 9, 2026

(b) Dividends payable of which record date was in the six months ended September 30, 2026, effective after the period

Resolution	The Board of Directors Meeting on November 10, 2026
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	136,430
Dividend per share (yen)	35.00
Record date	September 30, 2026
Effective date	December 8, 2026

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(13) Subsequent Event

Business combinations

The Company acquired an additional 21.0% of the common shares of Astemo, Ltd. (“Astemo”), an affiliate accounted for using the equity method. The acquisition was completed on October 1, 2026. The consideration for the acquisition of ¥152,275 million was paid in cash. Following the acquisition, the Company’s equity interest in Astemo increased from 40.0% to 61.0%, and Astemo became a subsidiary of the Company.

Astemo engages in the development, manufacture, sales and services of automotive components, transportation related components, industrial machines and systems.

Astemo has strengths in both hardware and software technologies and will continue to be an important partner for the Company, and the growth of Astemo is indispensable for the Company to enhance its software-defined vehicle (“SDV”) development capabilities and cost competitiveness. In the face of the rapid and intense changes in the automotive business environment, it is essential for the Company, as the parent company of Astemo, to lead the transformation of Astemo so that Astemo can pursue the establishment of a business structure that enables the highly efficient and rapid development of AI and software technologies, which will become increasingly necessary in the era of SDVs.

Due to the timing of the business combination, the initial accounting for the business combination has not yet been completed at the time of the release of the condensed consolidated interim financial statements. Consequently, the Company is unable to provide certain disclosures including the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

(14) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Masao Kawaguchi, Executive Officer and Chief Financial Officer on November 11, 2026.